Exhibit 99.1

NorZinc Provides Corporate Update

NZC-TSX
NORZF-OTCQB

VANCOUVER, June 27, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") is pleased to provide the following corporate update.

HIGHLIGHTS

  Prairie Creek Mine
    Summer site preparation program underway
    Permitting for All Season Road is on schedule. Technical sessions completed
    New Project Manager preparing for Q1 2020 commencement of road construction
    Study underway for possible mine enhancement
    Indigenous participation update
  Financing Discussions in Progress
  Concentrate Sales Update
  Management and Board Changes

PRAIRIE CREEK

2019 Summer Site Preparation Program Underway

Site work at Prairie Creek for 2019 began in May. In addition to typical maintenance and ongoing environmental management, the site program will focus on preparing for 2020 activities, including Phase 1 road construction in Q1 2020 followed by site refurbishment in the summer of 2020. The 2019 work includes:

  Refurbishing existing onsite mobile equipment
  Preparing a laydown area for future camp modules
  Commissioning the sewage treatment plant
  Refurbishing the administration building

NorZinc continues its construction optimization studies under the guidance of Scott Fulton, newly appointed Prairie Creek Project Manager, and further developments of the program are expected as work progresses.

The construction of the Prairie Creek Mine is scheduled to occur in two phases. In 2020, Phase 1 of the All Season Road ("ASR") will be constructed and limited supplies will be delivered to site to support the refurbishment of existing equipment and accommodation and the repair of key infrastructure. In 2021 and 2022, the main site construction will be completed, including installation of a dense media separation circuit, new backfill plant, electrical facilities, flotation circuits, as well as underground development to access high grade ore for the initial years of operation. Most underground development for the current 15-year mine life is planned to be completed between 2021 and 2024.

Permitting Update

The final permitting stage for the ASR access to the Prairie Creek Mine is progressing. With the submission of the Post-EA Information Package for the ASR permit in February to the Mackenzie Valley Land and Water Board ("MVLWB") and Parks Canada, the process has continued on schedule. In April, the Company received 563 comments from the official Reviewers (including representatives of indigenous groups, environmental specialists, Parks Canada, and departments of the Government of the Northwest Territories). On May 15, 2019, the Company provided written responses to all the comments and in early June participated in a three-day Technical Session with the Reviewers in Yellowknife to discuss the comments.

Subsequent to the Technical Session, 11 Information Requests ("IRs") were issued to NorZinc and two to other participants. The Company has issued responses to nine of the IRs on schedule, with two due for response in July. The MVLWB and Parks Canada are continuing to review the material provided and are due to distribute draft ASR permits for comments in July. There will be a four-week period for Reviewers to comment, followed by two weeks for NorZinc to respond. This will be followed by a presently indicated six-week period for MVLWB and Parks Canada to finalize and issue the ASR permits.

Review of Critical Programs for Q1 2020 Road Commencement

On May 6, 2019, Scott Fulton was appointed Prairie Creek Project Manager. Mr. Fulton has 25 years of multi-industry experience and has spent the last 12 years in mine construction and development as a project manager for Wood (formerly Amec Foster Wheeler). Mr. Fulton has executed the construction of a number of new mines in Canada and the United States, specifically focusing on northern climates and brownfield expansions. The projects he has worked on include New Afton, Kitsault, Mount Emmons, Brucejack, Rainy River and Carlsbad East.

A major focus for Scott has been the scheduling of and preparation for the construction of the Prairie Creek Mine, from commencement of Phase 1 road construction in Q1 2020 to full operations by the end of 2022. Although the construction of the Phase 1 road and the cost of supplies to be transported on the road in 2020, represent less than 10% of the total capital spending, the timing is critical to meeting the overall project schedule. Scott's leadership and technical knowledge have already led to significant enhancement of the 2019 and 2020 work plans. The Company is also preparing for issuance of bid packages in Q3 2019.

Study Underway for Mine Enhancement

A proven and probable reserve of 8.1 million tonnes of 8.6% zinc, 8.1% lead and 3.6 ounces per ton silver and an undiluted inferred mineral resource of 7.1 million tonnes of 11.3% Zinc, 7.7% lead and 4.8 ounces per ton silver were reported in Prairie Creek Property Feasibility Study NI 43-101 Technical Report filed on SEDAR in September 2017. In June 2019, the Company commenced a proof of concept study with its technical advisors on the possibility of operational enhancement. Dependent upon the results of this internal, conceptual study, the Company may initiate a formal assessment.

Indigenous Participation Update

After signing the Traditional Land Use Agreement with the Nah?a Dehe Dene Band ("NDDB") earlier this year, the Company is continuing its ongoing engagement with indigenous groups regarding the development of the Prairie Creek Mine, which include finalizing negotiations for a road benefit agreement ("RBA") with the Łíídlįį Kų́ę́ First Nation ("LKFN") and an environmental management agreement with NDDB and LKFN. The Company is also discussing various specific collaborative agreements with individual indigenous groups for the development of the Prairie Creek Mine as well as potential joint venture collaboration between indigenous groups. The Company will provide updates as these discussions progress. These agreements will provide short term and long term benefits to the communities, and assurance that the Prairie Creek Mine has strong local indigenous support throughout its construction, operation and reclamation.

FINANCING UPDATE

To conform with the two-phase development, the Company is planning to finance the project in two stages – using equity or other forms of non-equity financing (such as a small silver stream) to finance Phase 1; and using more conventional bank debt or hybrid financing for Phase 2. This financing plan will also ensure the best matching of risk and reward between different sources of financing.

With this new focus for 2019, NorZinc has terminated its financial advisory arrangement with HCF International Advisers who had been retained since late 2016, primarily to facilitate the raising of project debt financing. The Company is, however, in ongoing discussions with other financial advisors who the Company expect will have a broader and more relevant scope.

Separately, the Company is in ongoing discussions with potential equity investors and other parties for resource-based financing. The Company expects to make further announcements in the coming months.

CONCENTRATE SALES UPDATE

The Company also announces an extension of the term of the Memorandum of Understanding with Boliden for the sale of its zinc concentrates to Boliden for an additional three years to June 30, 2022. This will provide the Company with significant opportunities to negotiate a long term binding agreement with Boliden.

MANAGEMENT AND BOARD CHANGE

Alan Taylor, COO and VP Exploration of NorZinc, who we have been honoured to have involved with the Prairie Creek project for 26 years, will be retiring effective July 31, 2019. Mr. Taylor will continue until January 31, 2020 as a consultant to the Company assisting with the transition to construction.

Commenting on Alan Taylor's retirement, Don MacDonald, President & CEO of NorZinc Ltd. stated, "For the past 26 years, Alan's leadership, tenacity and persistence has been the driving force behind the advances made at the Prairie Creek Mine. During his tenure with the Company as VP Exploration and COO, Prairie Creek has grown from an advance-staged exploration project with a small mineral resource into a development-staged asset supported by a bankable feasibility study with an 8 million-tonne mineable reserve and an additional 7 million tonnes of inferred resources. The project has successfully passed through six environmental assessments and is in the final stages of the All Season Road permitting process. On behalf of the shareholders, management and the board, I would like to thank Alan for this tremendous contribution and wish him all the best in his retirement."

As mentioned previously we have recently added Scott Fulton as Prairie Creek Project Manager. We also enhanced the Board with Mr. John Warwick taking the Board Chair position; and the addition of Ms. Anita Perry as Chair of our Health, Safety and Environment Committee (formerly VP Communications & External Affairs at BP Canada) who brings a breadth of environmental, permitting and indigenous relations experience to our Board; and Ms. Shelley Brown (former director of Deloitte LLP and senior auditor partner, Deloitte Vancouver) as Chair of the Audit Committee who brings a new depth of knowledge on financial matters to the Board.

About NorZinc

NorZinc is a TSX-listed mine development Company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

E-mail: invest@norzinc.com     Website: www.norzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains forward-looking information, including, among other things, expectations regarding road construction requirements and timing, the permitting process, timing of commencement of operations on the Prairie Creek Mine and related matters, life of mine of the Prairie Creek Mine, the Company's plans regarding completing a Preliminary Economic Analysis, and potential financings.  This forward-looking information is based on, among other things, management's expectations with respect to the issue of permits, the size and quality of mineral resources, future trends for the Company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, capital market conditions, and the financial results of the Company. Actual results may vary from the forward-looking information.  Material risk factors that could cause actual results to differ materially from the forward-looking information include risks that the assumptions and factors on which the forward-looking information is based differ from expectations, as well as all of the risk factors described in the Company's most recent Form 40- F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any intention or obligation to update or revise any forward-looking information, except as required by applicable law. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a Company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com

CO: NorZinc Ltd.

CNW 07:00e 27-JUN-19